SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 6)*

Under the Securities Exchange Act of 1934

ISSUER DIRECT CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

46520M204
(CUSIP Number)

12/31/19
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  46520M204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Yorkmont Capital Partners, LP 80-0835231
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 200,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 200,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 200,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 5.3%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No.  46520M204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Yorkmont Capital Management, LLC 45-5389822
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 200,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 200,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 200,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 5.3%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No.  46520M204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Graeme P. Rein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 250,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 250,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 250,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 6.6%
12.	Type of Reporting Person (See Instructions) IN

ITEM 1:

(a)  Name of Issuer:

Issuer Direct Corporation

(b)  Address of Issuer’s Principal Executive Offices:

500 Perimeter Park Drive, Suite D, Morrisville NC 27560

ITEM 2:

(a)  Name of Person Filing:

This Statement 13G is being filed jointly by Yorkmont Capital Partners, LP, Yorkmont Capital Management, LLC, and Graeme P. Rein. Graeme P. Rein is the managing member of Yorkmont Capital Management, LLC, which is the general partner of Yorkmont Capital Partners, LP.

(b)  Address of Principal Business Office or, if None, Residence:

2313 Lake Austin Blvd. Suite 202, Austin, TX 78703

(c)  Citizenship:

Yorkmont Capital Partners, LP, is a Texas limited partnership

Yorkmont Capital Management, LLC, is a Texas limited liability company

Graeme P. Rein is a citizen of the United States of America.

(d)  Title of Class of Securities:

Common Stock

(e)  CUSIP Number:

46520M204

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

Yorkmont Capital Partners, LP
(a)  Amount beneficially owned: 200,000 shares
(b)  Percent of class: 5.3% (based on 3,798,225 shares outstanding as of October 31, 2019 as reported in the Issuer’s most recently filed 10Q, filed on October 31, 2019.)
(c)  Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 200,000
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 200,000
(iv)	Shared power to dispose or to direct the disposition of: 0

Yorkmont Capital Management, LLC
(a)  Amount beneficially owned: 200,000 shares
(b)  Percent of class: 5.3% (based on 3,798,225shares outstanding as of October 31, 2019 as reported in the Issuer’s most recently filed 10Q, filed on October 31, 2019.)
(c)  Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 200,000
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 200,000
(iv)	Shared power to dispose or to direct the disposition of: 0
Graeme P. Rein
(a)  Amount beneficially owned: 250,000 shares
(b)  Percent of class: 6.6% (based on 3,798,225shares outstanding as of October 31, 2019 as reported in the Issuer’s most recently filed 10Q, filed on October 31, 2019.)
(c)  Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 250,000
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 250,000
(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit A.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10:  CERTIFICATIONS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2020	YORKMONT CAPITAL PARTNERS, LP

	By:	YORMONT CAPITAL MANAGEMENT, LLC its General Partner

	By:	/s/ Graeme P. Rein
Graeme P. Rein, General Partner

YORKMONT CAPITAL MANAGEMENT, LLC

	By:	/s/ Graeme P. Rein
Graeme P. Rein, Managing Member

GRAEME P. REIN

	By:	/s/ Graeme P. Rein
Graeme P. Rein